

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 30, 2012

Via E-mail
Ms. Christina Cepeliauskas
Chief Financial Officer
Eurasian Minerals Inc.
543 Granville Street, Suite 501
Vancouver, British Columbia V6C 1X8
Canada

Re: Eurasian Minerals Inc.
Amendment No. 1 to Registration Statement on Form F-4
Filed May 14, 2012
File No. 333-180092

Dear Ms. Cepeliauskas:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-4

Selected Unaudited Pro Forma Condensed Combined Financial Data, page 17

Comparative Historical Per Share Data, page 15

1. We note your revised disclosure in response to comment ten of our letter dated April 10, 2012. Please tell us how you arrived at Bullion's book value per share of $0.22 as of April 30, 2011 based on total assets of $10,599,652 (page F-51) and 43,504,093 outstanding shares (page F-51).

Background of the Merger, page 46

2. We note your response to comment 20 that Mr. Semeniuk has reissued his opinion clarifying that the use by security holders was not intended to be included and that he intended to refer to Eurasian's ability to obtain capital from their business transactions in the form of cost recoveries. We also note your statement that "[o]n January 27, 2012, Bullion's board of directors held a meeting to discuss the terms of the proposed transaction … Semeniuk then reviewed with Bullion's board of directors his financial analysis of the proposed merger consideration and rendered his opinion to Bullion's board of directors that the consideration to be received by holders of Bullion common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders." We also note your statements in the section Financial Analysis and Opinion of Semeniuk, on page 41, that "the Bullion board of directors considered the financial analysis by Semeniuk, Bullion's financial advisor, of the proposed merger consideration and the opinion of Semeniuk, dated January 27, 2012, to the effect that, as of that date, and based upon and subject to the various considerations set forth in his opinion, the consideration to be received by holders of Bullion common stock pursuant to the merger agreement was fair, from a financial point of view, to such holders." Please revise your disclosure in light of the noted changes to your fairness opinion. We may have further comment.

3. We note your statement that "the full text of the written opinion of Semeniuk is attached to this proxy statement/prospectus as *Annex B*." Annex B is the Voting Agreement. Please revise as appropriate.

Opinion of Bullion's Financial Advisor, page 43

4. The opinion of the financial advisor states that it is for the exclusive use of the Bullion's board of directors. Please revise to remove the implication that investors are not entitled to rely on the opinion. Alternatively, advise us of the basis for the advisor's belief that security holders cannot rely upon the opinion to support any claims against the advisor arising under applicable state law (e.g., the inclusion of an express disclaimer in the engagement letter with the advisor). Describe any applicable state-law authority regarding the availability of such potential defense. In the absence of such authority, state that the availability of such defense will have no effect on the rights and responsibilities of the board of directors under applicable state law. Further, state that the availability of such state-law defense to the advisor would have no effect on the rights and responsibilities of either the advisor or your board of directors under the federal securities laws.

Interests of Certain Persons in the Merger, page 46

5. We partially reissue comment 22 of our letter date April 10, 2012. Please label the table located on page 47 "Golden Parachute Compensation," as indicated in Item 402(t) of Regulation S-K.

Certain Material United States Federal Income Tax Consequences . . . , page 48

6. Please delete the word "certain" from the heading of this section. See Section III.C.1 of Staff Legal Bulletin No. 19 (CF).

7. We note your statement that "based on and subject to the foregoing, and assuming that the merger qualifies as a 'reorganization' within the meaning of Section 368(a) of the Code, the material U.S. federal income tax consequences of the merger … will be as follows: …." Please note that your tax opinion may not include assumptions that assume away the relevant tax issue. Please revise your disclosure as appropriate.

8. We note your statement that "the foregoing discussion is for general information only and not intended to be legal or tax advice to any particular Bullion shareholder." We note a similar statement in your discussion of Canadian Federal Income Tax Consequences of the Merger that "this discussion is of a general nature only, and is not, and is not intended to be, legal or tax advice to any particular holder." The noted statements are inappropriate disclaimers since investors are entitled to rely on the tax opinions expressed. Please revise to delete the noted statements.

Certain Material Canadian Federal Income Tax Consequences of the Merger, page 57

9. Please delete the word "certain" from the heading of this section. See Section III.C.1 of Staff Legal Bulletin No. 19 (CF).

10. It is unclear why counsel is unable to opine on whether a share of Bullion common stock owned by a Non-Canadian Holder will be deemed taxable Canadian property under the Tax Act. Please revise to include counsel's opinion on such matter or advise us of why counsel is unable to do so.

The Agreement and Plan of Merger, page 63

11. We reissue comment 25 of our letter dated April 10, 2012. Although your supplemental response states that changes were made to page 63 in response to our comment, we are unable to locate any changes. Thus, we continue to note your statements in this section that the terms and information of the merger agreement are included "not to provide any other factual information regarding Eurasian, Bullion or their respective businesses … Investors are not third-party beneficiaries under the merger agreement and should not rely on the representations, warranties and covenants …." If you continue to use these statements in your proxy statement/prospectus, please revise them to remove any implication that the merger agreement does not constitute disclosure under the federal securities laws and to clarify that you will provide additional disclosure in your public reports to the extent that you are or become aware of the existence of any material facts that are required to be disclosed under federal securities law and that might otherwise

contradict the representations and warranties contained in the agreement and will update such disclosure as required by federal securities laws.

Eurasian's Business, page 85

12. We partially reissue comment 26 of our letter dated April 10, 2012. Please revise to provide more detailed disclosure regarding material government regulation in Turkey.

Environmental, page 86

13. We reissue comment 31 of our letter dated April 10, 2012. Please revise this section or elsewhere as appropriate to provide more detailed disclosure of the environmental regulations affecting Eurasian's business in the countries in which it has material operations or anticipates it will have material operations in the near future.

Government Negotiations and Mining Convention, page 96

14. We partially reissue comment 39 of our letter dated April 10, 2012. Please revise to clarify what role Eurasian has in negotiations on the terms for a Mining Convention with the government of Haiti. For example, we note your disclosure regarding the Memorandum of Understanding, but you do not clearly disclose whether third parties are involved in the negotiations and have influence over the proceedings.

Eurasian Management's Discussion and Analysis, page 127

Three month period ended December 31, 2011 compared to the three month period ended December 31, 2010, page 128

15. We note the discussion of your results of operation for three months ended December 31, 2011 as compared to three months ended December 31, 2010. We further note that you do not you provide financial statements for these periods in your Form F-4/A1. Please revise as necessary or explain to us why you believe that a revision is not required.

Financial Condition, Liquidity and Capital Resources, page 129

16. We note your revised disclosure on pages 129 and 137 in response to comment 49 of our letter dated April 10, 2012. Please further expand your disclosure to provide an evaluation of sources and amounts of your cash flows for each annual and interim period presented for both Eurasian (page 129) and Bullion (page 137). Refer to Item 5.B.1(b) of Form 20-F.

Critical Accounting Policies, page 130

17. We note in your revised disclosure in response to comment 50 of our letter dated April 10, 2012 that you removed stock based compensation and mineral properties from your critical accounting policies disclosure. Please explain to us why these two items no longer represent critical accounting policies under IFRS, including your consideration of the significant adjustment to mineral properties in your pro forma balance sheet (page 141).

Tabular Disclosure of Contractual Obligations, page 131

18. We note your disclosure that, as of December 31, 2011, Eurasian had no long-term debt obligations, capital lease obligations, operating lease obligations, purchase obligations or other long-term liabilities reflected on its balance sheet under Canadian GAAP. We further note that Eurasian's December 31, 2011 financial statements are prepared under IFRS. Please revise your disclosure as necessary.

Unaudited Pro Forma Condensed Combined Financial Statements, page 139

Pro Forma Combined Information, page 139

19. We note your revised disclosure on page 144 in response to comment 58 of our letter dated April 10, 2012. We further note that you continue to disclose that "Eurasian has not yet undertaken any detailed analysis of fair value of Bullion's assets and liabilities." Please further explain this statement to us and supplementally identify for us the assets and liabilities that you have not yet undertaken any detailed analysis of fair value.

Pro Forma Consolidated Statement of Operations and Comprehensive Loss, page 142

20. We note your pro forma adjustments of $500,000 for legal, audit and other costs and $1.2 million for estimated severance costs related to the acquisition. It appears to us that these two items are non-recurring charges that are directly attributable to the acquisition and, therefore, should only be recorded as pro forma adjustments on your balance sheet along with separate footnote disclosure of these charges and related tax effects. Refer to Rule 11-02(b) of Regulation S-X. Please revise accordingly or tell us why you believe it is appropriate to record these items as pro forma adjustments on your statement of operations.

Notes to the Pro Forma Consolidated Financial Statements, page 143

1. Basis of Presentation, page 143

21. We note in your revised disclosure in response to comment 64 of our letter dated April 10, 2012 that the historical financial statements of Eurasian are presented in Canadian

dollars and were translated from Canadian dollars to U.S. dollars at the approximate exchange rate of par which resulted in no foreign exchange adjustment. Please further explain to us the statement that the financial statements were translated at the exchange rate of par, and cite the authoritative guidance in ASC 830 that serves as the basis for your translation accounting.

2. Acquisition of Bullion Monarch Mining Inc., page 144

22. We note in your response to comment 68 of our letter dated April 10, 2012 that the information on D-19 was prepared by Bullion's financial advisor to demonstrate whether the proposed transaction is fair to the Bullion's shareholder (i.e., consideration to be received in the merger); that the assumptions used for the pro forma financial statements were determined by Eurasian management to value the proposed transaction; and that you believe the information on D-19 and the assumptions used in the preparation of the pro forma financial statements (page 146) could be materially different. Please advise us of the following:

    a. Further explain to us your statement that the assumptions used in the preparation of the pro forma financial statements could be materially different;

    b. Explain to us the basis for the assumptions on page 146 that you used to determine the fair value increment of $34,998,765, including how you determined the gross and net annual royalty revenue in light of the uncertainty of whether the Carlin royalty will continue at current levels (page 134 and page D-13).

    c. Tell us which of the different underlying assumption(s) that you used had the most significant effect on the fair value that you assigned to the Carlin royalty.

23. We note the pro forma balance sheet adjustment of $12,268,078 to goodwill and deferred tax liabilities on page 141. Please revise to include the effects of these adjustments in your purchase price allocation on page 145. Also revise your disclosure on page 146 to further describe what the deferred tax liabilities resulting from the fair value adjustment for the Carlin Trend represent, and discuss any expected significant future tax effects resulting from them.

24. We note on page 144 that non-controlling interests in the Bullion purchase price allocation are based on estimated fair value. We further note that the non-controlling interests of $700,979 in the purchase price allocation (page 145) is the same amount recorded on Bullion's January 31, 2012 balance sheet (page F-76). Please confirm to us that the $700,979 represents the estimated fair value of the non-controlling interests and, if so, tell us how you arrived at this amount.

4. Pro Forma Loss Per Share, page 146

    25. We note the pro forma net loss for the nine months ended December 31, 2011 of $(11,591,244) on page 146. Please reconcile this amount to the net loss on page 142 or revise as necessary.

6. International Financial Reporting Standards ("IFRS"), page 147

    26. We note your response to comment 60 of our letter dated April 10, 2012 and revised disclosure of the differences between IFRS and U.S. GAAP. Please further revise to describe how you converted your IFRS financial statements to U.S. GAAP for purposes of the pro forma presentation. Also confirm to us that there are no other significant differences between IFRS and U.S. GAAP that require adjustment and, if so, revise to include disclosure to that effect.

Management Following the Merger, page 147

    27. We partially reissue comment 69 of our letter dated April 10, 2012. Please revise the description of Mr. Bayley's business experience to include the dates during which he held his position as Resource Lending Advisor to Sprott Resource Lending Corp. and as President of Ionic Management Corp. Please also describe the principal business of the entities for which Messrs. Bayley, Winn and Lim worked (to the extent not already described).

Description of Eurasian Capital Stock, page 150

    28. We reissue comment 74 of our letter dated April 10, 2012. Please delete the statement that "[t]his summary is not meant to be complete" in the first paragraph of this section.

Comparison of Rights of Eurasian Shareholders and Bullion Shareholders, page 153
Ability to Bring Shareholder Derivative and Class Action Lawsuits, page 158

    29. We partially reissue comment 77 of our letter dated April 10, 2012. We note your statement that the BC Act does not address class actions. Please revise this section to include a discussion of any material differences in the ability to bring class action suits, whether derived from the BC Act or other applicable law.

Consolidated Financial Statements, page F-2

    30. We note that you furnished a Form 6-K on May 17, 2012 that includes your condensed consolidated interim financial statements and your management's discussion and analysis as of and for the three months ended March 31, 2012. Please include this interim financial information in your next amendment, pursuant to Item 8.A.5 of Form 20-F.

Christina Cepeliauskas
Eurasian Minerals Inc.
May 30, 2012
Page 8

Also update other areas of the filing to reflect the most recent interim financial information, as applicable.

Notes to the Consolidated Financial Statements, page F-9

8. Investment in Associated Companies, page F-20

31. We note your revised footnote disclosures in response to comment 84 of our letter dated April 10, 2012. Please further revise to disclose whether the financial information of the associated companies is prepared under IFRS or other GAAP, or tell us where such disclosure can be found in your Form F-4/A1.

Bullion Monarch Mining, Inc. and Subsidiaries

Notes to Consolidated Financial Statements, page F-55

Note 2. Acquisition of Dourave Canada, page F-60

32. We note your response to comment 85 of our letter dated April 10, 2012 that describes how you arrived at the 60% discount to the $1.52 trading price of Bullion's common stock on the April 1, 2011 acquisition date. Please advise us of the following:

a. Further describe to us the trading restrictions under the applicable securities laws that the shares were subject to; and the details of the negotiated trading and vesting restrictions on the securities issued to the holders of 81.37% of the Dourave Canada shares, including the length of these restrictions and whether there were any available exemptions to such restrictions.

b. Further explain to us how you determined the percentage of discount for the lack of marketability (40%), thinly traded (15%) and lack of control (5%), including your consideration of the different trading and vesting restrictions on certain shares.

c. Tell us the generally accepted accounting guidance that serves as the basis for your conclusion to record such discounts to the trading price of Bullion's common stock.

Signatures, page II-6

33. Please include the date of Eurasian's signature with your next amendment.

Exhibits

34. Please file a copy of the Memorandum of Understanding with the Haitian government as an exhibit to the registration statement or advise us why you believe that the Memorandum of Understanding does not need to be filed. If you believe that the

Memorandum of Understanding does not need to be filed, please supplementally provide us with a copy of the Memorandum of Understanding. We may have further comments.

Exhibit 8.1

35. Please file a revised opinion of counsel that opines on the tax consequences of the offering, rather than the manner in which such tax consequences are described in the prospectus. In this regard we note counsel's reference to "an accurate summary" in the third paragraph of the opinion. Please see Section II.C.2 of Staff Legal Bulletin No. 19 (CF) for guidance.

36. Please have your counsel also consent to the proxy statement/prospectus discussion of the tax opinion. This comment also applies to Exhibits 8.2 and 8.3. Please see Section IV of Staff Legal Bulletin No. 19 (CF) for guidance.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Steve Lo at (202) 551-3394 or John Archfield at (202) 551-3315 if you have questions regarding comments on the financial statements and related matters. You may contact George Schuler at (202) 551-3718 if you have questions regarding engineering and related matters. Please contact Shaz Niazi at (202) 551-3121 or David Link at (202) 551-3356 with any other questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director